FILE NO. 70-

                         SECURITIES AND EXCHANGE COMMISSION
                               Washington, D.C. 20549
                   ------------------------------------------------

                                 FORM U-1

                             APPLICATION/DECLARATION
                                        UNDER
                       THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935


NORTHEAST UTILITIES                       SELECT ENERGY, INC.
174 Brush Hill Avenue                     NORTHEAST GENERATION SERVICES
West Springfield, MA 01090-0010             COMPANY
                                          107 Selden Street
                                          Berlin, CT  06037

                       (Name of companies filing this statement and
                         addresses of principal executive offices)

                                  NORTHEAST UTILITIES
                         (Name of top registered holding company)

                                  Cheryl W. Grise, Esq.
                        Senior Vice President, Secretary and General Counsel
                             Northeast Utilities Service Company
                                    P.O. Box 270
                                    Hartford, Connecticut  06141-0270
                            (Name and address of agent for service)

The Commission is requested to mail signed copies of all orders, notices and communications to

David R. McHale 		                Jeffrey C. Miller, Esq.
Vice President and Treasurer			   Assistant General Counsel
Northeast Utilities				           Northeast Utilities
Service Company 				              Service Company
P.O. Box 270			        		         P.O. Box 270
Hartford, Connecticut 				        Hartford, Connecticut
06141-0270					                   06141-0270

Table of Contents

Item 1.		Description of the Proposed Transaction
Introduction 						                  - Paragraph   1
Background						                     - Paragraphs 2-7
Prior Orders 						                  - Paragraph   8
Description of the Transaction				   - Paragraphs 9-14

Item 2.	Fees, Commissions and Expenses		 - Paragraphs 15-16

Item 3.	Applicable Statutory Provisions		 - Paragraphs 17-22

 Exclusion of Equity Investment from
 EWG/FUCO Investment Calculation		           - Paragraphs 23-24
 Computation of Rule 53(a)(1) Limit based
 on Adjusted Consolidated Retained Earnings	 - Paragraphs 22-29
 Increase in EWG Investment to an amount
 which exceeds 50% of CREs			                   - Paragraphs 30-54

	Service Agreement and Power Brokering
	Agreement						                                - Paragraphs 55-57

Item 4.	Regulatory Approvals				                - Paragraph   58

Item 5. 	Procedures						                       - Paragraph   59

Item 6	Exhibits and Financial Statements

     a.   Exhibits

     b.1  Form of Service Agreement
     b.2  Form of Power Brokering Agreement
     b.3  Assumption Agreement
     d.1  Connecticut Department of Public Utility Control Order
     d.2  Massachusetts Department of Telecommunications and Energy Order
     d.3  New Hampshire Public Utility Commission Order
     f.1  Legal Opinion
     g    Financial Data Schedule
     h.1  Form of Notice

     b.      Financial Statements

Item 7.	Information as to Environmental Effects	     - 	Paragraph 60



ITEM 1  DESCRIPTION OF PROPOSED TRANSACTION

                                  Introduction

1. 	The Applicants are seeking authority under the Public Utility Holding
Company Act of 1935 (the "1935 Act" or "Act") in connection with the acquisition by Northeast Generation Company ("NGC") of certain generating assets that are currently owned by The Connecticut Light and Power Company ("CL&P) and Western Massachusetts Electric Company ("WMECO"). Specifically, Northeast Utilities ("NU") requests authority to enter into two assumption agreements (collectively, the "Assumption Agreement") in connection with the acquisition (the "Transaction"). In addition, NU asks the Commission to find that, upon the consummation of the Transaction, NU will continue to satisfy
the terms of the safe harbor under Rule 53.   In the alternative, NU requests
the Commission to find that the Transaction-related financing will not have a substantial adverse impact upon the financial integrity of the registered holding company system and will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers, as required by Rule 52(c). Finally, to the extent such transactions are not authorized by rule or otherwise, the Applicants seek authority for Select Energy, Inc. ("Select") and Northeast Generation Services Company ("NGS") to provide certain services to NGC at other than cost.

                                  Background

2.	NU is a registered holding company under the Act that is engaged through its utility subsidiaries in the generation, transmission, distribution, and sale of electric energy to customers in portions of the states of Connecticut, Massachusetts and New Hampshire. The utility operating companies of NU, each of which is wholly-owned, are CL&P, WMECO, Public
Service Company of New Hampshire ("PSNH") and North Atlantic Energy
Corporation ("NAEC") (each individually an "NU Operating Company" and collectively, the "NU Operating Companies"). NU also furnishes retail electric service to a limited number of customers through a wholly-owned subsidiary, Holyoke Water Power Company.

3. 	 NU also has a number of direct and indirect non-utility subsidiaries.
NU Enterprises, Inc. ("NUEI") is a wholly-owned direct subsidiary of NU and acts as the holding company for the NU system's unregulated companies. Among the subsidiaries of NUEI are Select a marketing and brokering Rule 58 subsidiary, NGC, intended to be NU's competitive generating company, and NGS, a Rule 58 generation operation and services company.

4. 	As a Connecticut utility, CL&P is subject to the jurisdiction of the
Connecticut Department of Public Utility Control (the "DPUC"). In April 1998, the State of Connecticut enacted comprehensive electric utility restructuring legislation. CL&P is subject to this legislation. In particular, the law provides, among other things, that CL&P divest its non-nuclear generating assets (the "CL&P Assets") by January 2000 and its nuclear generating assets by January 2004 in order to recover stranded costs. Under the law, affiliates of CL&P were allowed to bid in both auctions. The auction for the CL&P Assets took place in the spring and summer of 1999. In addition the law allows for the issuance of rate reduction bonds ("RRBs") to finance portions of a utility's stranded costs through securitization transactions. WMECO is subject to similar legislation in Massachusetts and sold its fossil fueled and a small portion of its hydroelectric generating plants in the summer of 1999.(1) The Massachusetts law also allows RRBs to be issued. The remaining non-nuclear generating plants of WMECO; a hydroelectric pumped storage generating plant jointly owned with CL&P, and two adjacent hydroelectric plants (the "WMECO Assets"), were included in the auction with the CL&P Assets.

5. 	On October 1, 1998, CL&P filed a plan with the DPUC to auction the CL&P
Assets and functionally unbundle its operations. On July 6, 1999, CL&P and WMECO announced that NGC, which intends to seek exempt wholesale generator ("EWG") status, was the winning bidder for 1,329 megawatts ("MW") of hydroelectric and pumped storage generating assets in Connecticut and Massachusetts (the "Transaction"), which comprised all of the WMECO Assets and the hydroelectric portion of the CL&P Assets (collectively with the WMECO Assets, the "Utility Assets"). NRG Energy, Inc., a subsidiary of Northern States Power Company, won the bidding for the remainder of the CL&P Assets.

6.	NGS will operate the Utility Assets pursuant to a service agreement with
NGC (the "Service Agreement"), a form of which will be filed by amendment as Exhibit b.1. Further, NGC currently intends to contract with its affiliate, Select to market the power generated by the Utility Assets pursuant to a power marketing agreement with NGC. This agreement will be filed for approval with the Federal Energy Regulatory Commission ("FERC") and is not subject to 1935 Act jurisdiction. In the alternative, NGC may also enter into a power brokering agreement with Select (the "Power Brokering
Agreement"), a form of which will be filed by amendment as Exhibit b.2 pursuant to which Select may broker power generated by the Utility Assets.

7.	The NU Operating Companies plan to use a portion of the proceeds from asset sales and from the RRBs to retire outstanding debt and preferred stock and to buy down existing power purchase contracts with independent power producers. To reduce their respective common equity capitalizations, the NU Operating Companies also plan to use a portion of their restructuring proceeds either (i) to pay dividends to NU, (ii) to buy back a portion of their outstanding common stock owned by NU and/or (iii) to effect capital reductions through a combination of dividends and stock repurchases. NU and the NU Operating Companies currently expect that the aggregate amount of funds channeled to NU through these methods will be approximately $915 million. These transactions are the subject of a related filing with the Commission. See Northeast Utilities, File No. 70-09541 (August 26, 1999).





_________
(1). PSNH and NAEC are subject to similar restructuring laws in New Hampshire. Under New Hampshire law, generation assets must be divested and RRBs may also be issued.


                            Prior Orders

8. 	By Order dated November 12, 1998 (HCAR No. 35-26939), in File No. 70-
9343, the Commission, among other things, authorized (i) the formation and financing by NU of a nonutility subsidiary company (which is referred to therein as "Newco" but which is now known as NUEI) to engage, through multiple subsidiaries, in a variety of energy related and other activities and (ii) the acquisition by NUEI of, among other things, the securities of GENCO (now known as NGC) and NGS. The Commission also authorized NU and NUEI to issue guarantees or provide other forms of credit support or enhancements (collectively, "Guarantees") to or for the benefit of NUEI, NGS, NGC, NU's other unregulated subsidiaries and NU's other direct or indirect Rule 58 subsidiaries to be formed by NU, in an aggregate amount not to exceed $75 million. The amount of the guarantee authority was increased to $250 million pursuant to a supplemental Order of the Commission dated May 19,1999 (HCAR No. 35-27029) in File No. 70-9343 (the "Supplemental Order"). NU and NUEI filed an amendment to the Application in File No. 70-9343 seeking increased guaranty authority to $500 million on August 23, 1999.

                        Description of the Transaction

9. 	As indicated above, in July 1999, CL&P and WMECO contracted to sell the
Utility Assets to NGC as the result of an auction conducted by J.P. Morgan Securities, Inc. ("J.P. Morgan"), an independent consultant retained by the
DPUC to sell the Utility Assets for the benefit of CL&P and WMECO.   NGC's
bid of $865.5 million was for 10 hydroelectric facilities owned by CL&P in Connecticut; the Northfield Mountain pumped storage station (owned 81% by CL&P and 19% by WMECO) in Massachusetts and the Cabot and Turners Falls No. 1 hydroelectric stations located in Massachusetts and owned by WMECO.
Subsequent to the auction, NGC executed a purchase and sale agreement with CL&P for the assets owned by CL&P (the "CL&P PSA") and a purchase and sale agreement with WMECO for the assets owned by WMECO (the "WMECO PSA", and collectively with the CL&P PSA, the "PSA").

10. 	In connection with the Transaction, NGC intends to file for EWG status with FERC under Section 32(a) of the Act. Section 32(c)(B) of the Act provides that Commission approval is not required for the transfer of generating assets to an EWG where the affected state regulators have found that the transfer (i) will benefit consumers, (ii) is in the public interest, and (iii) does not violate state law. The required filings have been made with the relevant State commissions. Copies of the state orders will be attached by amendment as Exhibits d.1, d.2 and d.3. Accordingly, CL&P and WMECO are not required to seek Commission approval of the sale of the Utility Assets to NGC.

11.	NGS will operate the Utility Assets pursuant to Rules 87(b)(1) and
90(d)(1). To the extent Select brokers, rather than markets, the power generated by the Utility Assets, Select will provide services to NGC under the Power Brokering Agreement pursuant to Rules 87(b)(1) and 90(d)(1). While the Applicants believe that these transactions are duly authorized under the Commission's rules, they nonetheless request such additional authority as the Commission believes may be required.

12. 	Because NGC is a newly formed company with no financial resources (see
Northeast Utilities, HCAR 35-26939), NU was required to execute the Assumption Agreement in connection with the Transaction, the form of which is attached as Exhibit b.3. Pursuant to the Assumption Agreement, NU agreed, subject to regulatory approvals, to perform the obligations set out in the PSA if NGC does not perform such obligations. Under the terms of the PSA, the purchaser is not required to perform its obligations thereunder if it does not receive all the required regulatory approvals (including the approvals of the Commission). Accordingly, NU would only be required to perform under the PSA pursuant to the terms of the Assumption Agreement if all regulatory approvals (including that of the Commission) were obtained. Once all regulatory approvals are received, NU would be obligated to perform all obligations of NGC under the PSA if NGC did not perform. NU has valued the obligations of NU under the Assumption Agreement at $13 million. NU hereby seeks approval of its obligations under the Assumption Agreement pursuant to Section 12(b) of the Act and Rule 45 thereunder.

13. 	To finance the acquisition of the Utility  Assets, NGC negotiated a financing transaction with several financial institutions ("Banks"), whereby Banks would provide financing to NGC in two separate tranches. Tranche A would consist of a credit facility of up to $365.5 million. This amount would be repaid concurrently with the funding of the credit facility, using funds provided to NGC by NU, through NUEI, pursuant to Section 12(b) and Rule 45(b)(4) thereunder.(2) Tranche B would consist of a senior secured 364-day loan facility in an amount up to $500 million from Banks. Tranche B will be secured, including by a mortgage on the Utility Assets. NGC presently plans to repay the funds provided under tranche B from the proceeds of a capital markets transaction pursuant to Rule 52.










___________
(2) NU would obtain the necessary funds to make such contribution to NUEI out of a combination of (i) dividends paid to NU by CL&P and WMECO, (ii) the repurchase from NU of a portion of the stock of CL&P and WMECO by the respective companies and (iii) to the extent necessary, funds available to it from other sources. CL&P and WMECO would use approximately $400 million of the proceeds from the sale of the Utility Assets to make such payments. CL&P and WMECO are filing a separate application/declaration on Form U-1 for authorization to upstream the Returned Capital to NU in this fashion. See, Northeast Utilities, File No 70-09541 (August 26, 1999).

14.	NU will contribute up to $435 million to NUEI, which will, in turn, contribute it to NGC (the "Equity Investment"). NGC will concurrently apply these funds to repay tranche A to Banks, pay additional transaction costs and retain the balance for working capital purposes.

ITEM 2 FEES, COMMISSIONS AND EXPENSES

	15.	The fees, commissions and expenses paid or incurred, or to be paid or incurred, directly or indirectly, in connection with the proposed transaction by the Applicants are as follows:

	Legal fees				        $*
	Accounting fees		    	$*
	Miscellaneous costs			$*
	NUSCO Fees				        $*

* to be filed by Amendment

	16.	None of such fees, commission or expenses will be paid to any associate company or affiliate of the Applicants except for payments by the Applicants for financial and other services, to be performed at cost by Northeast Utilities Service Company ("NUSCO"), an affiliated service company.

ITEM 3 APPLICABLE STATUTORY PROVISIONS

17. 	The following sections of the Act and the Commission's rules thereunder are or may be applicable to the authorization being sought hereunder by the
Applicants: Sections 6(a), 7, 12(b) 13 and 32 of the Act and Rules 45, 53,
54, 87 and 90 promulgated thereunder. To the extent that other sections of the Act or the Commission's rules thereunder are deemed applicable to the proposed transactions for which Commission authorization is sought, such sections and rules should be considered to be set forth in this Item 3.

18. 	Rule 53 provides that, if each of the conditions of paragraph (a)
thereof is met, and none of the conditions of paragraph (b) thereof is applicable, then the Commission may not make a finding that the guarantee of a security of an EWG by a registered holding company is not reasonably adapted to the earning power of such company or to the security structure of the companies in the holding company system, or that the circumstances are such as to constitute the making of such guarantee an improper risk for the company.

19.	Giving effect to the proposals contained herein and assuming the amount of the Assumption Agreement and the Equity Investment are all included in the calculation of EWG investment, NU will satisfy all of the conditions of Rule 53(a) except, possibly, for clause (1) thereof, which requires that the aggregate at risk investment of the registered holding company in EWGs and FUCOs not exceed 50% of the holding company system's Consolidated Retained Earnings ("CREs"). None of the conditions specified in Rule 53(b) is or will be applicable.

20.	As of June 30, 1999, NU's aggregate investment in EWGs and FUCOs was approximately $6 million, or 1% of its average CRE of approximately $579 million. The addition of the investment and credit support necessary for NGC to consummate the Transaction would cause NU's aggregate investment in EWGs and FUCOs to exceed 50% of the system's CREs, as computed in reliance on Rule
53. In addition, PSNH has recently agreed with the various New Hampshire parties to settle a broad variety of disputes relating to restructuring which will require PSNH to absorb a $225 million after-tax write-off. This write-off will reduce NU's CREs by such amount to $354 million, if implemented, as expected, in late 2000.

21.	The Rule 53(a)(1) issue is largely accounting-driven. The divestiture required in the three states, combined with the authorization to issue the RRBs, leave the NU Operating Companies in a unique financial position in that they will experience a significant decrease in the amount of tangible assets that they own and receive a substantial influx of cash almost simultaneously. However, neither the proceeds from the divestiture of the NU Operating Companies' generation assets nor the proceeds from the RRBs will have any effect on the net incomes of the NU Operating Companies. Accordingly, while the NU Operating Companies will experience a substantial influx of cash from these transactions, none of that cash will be treated as "earnings" on their respective financial statements.

22.	To address this situation, NU requests that the Commission: (i)
authorize NU to exclude some or all of the Equity Investment from the calculation of its aggregate EWG/FUCO investment for purposes of Rule 53;
(ii) permit NU to compute the percentage for purposes of Rule 53(a)(1) based on "adjusted consolidated retained earnings" or "ACREs;" or (iii) grant NU an exception from the 50% limit in respect of the instant Transaction.

     Exclusion of the Equity Investment from EWG/FUCO Investment Calculation.

23.	This Equity Investment is equal to approximately 75% of NU's CREs as of
June 30, 1999 and, when aggregated with NU's outstanding FUCO investment at that date (approximately $6 million), NU's investment in EWGs and FUCOs, on a pro forma basis, is approximately 76%. When aggregated with the value of the Assumption Agreement ($13 million ), NU's aggregate investment in EWGs and FUCOs, pro forma ($454 million), is approximately 78.4% of NU's CREs as of
June 30, 1999.    NU seeks authority to exclude some or all of the Equity
Investment from its EWG/FUCO investment calculation for purposes of Rule 53. The rationale for this proposal is as follows:

(a) The sale of the Utility Assets by CL&P and WMECO is mandated by electric restructuring legislation in both Connecticut and Massachusetts. Both states approved the sale of generation assets by auction and must ultimately approve the outcome of the auctions as well. While NGC was not required to bid for such assets, NU believes that the ownership of such assets in today's rapidly deregulating industry, especially assets such as the Utility Assets, which were previously owned by certain NU Operating Companies, would be beneficial for the NU System, its shareholders and its consumers by providing a solid initial base for successfully competing in the energy business in the Northeastern United States. The proposed EWG investment is in generating assets that have been owned and operated by affiliates for many years in the historic service territories of the NU system. These circumstances significantly mitigate the risk associated with many other EWG and FUCO investments.

(b) As indicated earlier, approximately $400 million of capital from the proceeds of the sale of the Utility Assets is expected to be returned to NU by CL&P and WMECO through the combination of stock purchases and dividend payments (the "Returned Capital"). Although the Returned Capital will not, for accounting reasons, count as retained earnings of NU available for EWG and FUCO investment under Rule 53, it will nonetheless represent cash available to NU to be expended on other investments just as if it were retained earnings dividended up to NU by NU's subsidiaries. The Equity Investment being made by NU in NGC is mostly the intrasystem reallocation of equity from two companies within the NU system (CL&P and WMECO) to another system company (NGC). Accordingly, NU does not believe that it is contrary to the intent of Rule 53 or against public policy for the Commission to grant a "credit" to NU towards its CREs in the amount of Returned Capital by excluding from the calculation of its EWG/FUCO investment at least the amount of the Returned Capital.

(c) Rule 53 was adopted prior to the onset of state mandated generation divestitures and restructuring and could not have been intended to address the situation where, as here, the EWG investment is a result of the acquisition by a subsidiary of a registered holding company of utility assets that are required to be divested by another subsidiary of the holding company. Rule 53 was adopted pursuant to Section 32(h)(6) of the 1935 Act which required the Commission to promulgate rules relating to registered holding companies' financing support for their affiliate EWGs and the circumstances under which such financing support could have a "substantial adverse impact" on the "financial integrity" of a registered system. Neither Rule 53 nor Section 32 was designed or intended to penalize registered holding companies for their compliance with state-mandated disaggregation laws because such laws and the results of disaggregation were not contemplated when Section 32 was enacted or when Rule 53 was adopted.

	24.	For the above reasons, NU requests that it be allowed to exclude from its EWG investment calculation some or all of Equity Investment. In the alternative, as set forth below, NU asks the Commission to permit NU to compute the percentage for purposes of Rule 53(a)(1) on the basis of "adjusted consolidated retained earnings" or "ACREs", or grant NU an exception from the 50% limit in respect of the instant Transaction.

     Computation of Rule 53(a)(1) Limit Based on Adjusted Consolidated Retained Earnings.

	25.	It is important to note that NU is not seeking the unfettered discretion to invest in EWGs and FUCOs. Rather, NU at this time is seeking only the authorization related to NGC's acquisition of the Utility Assets. The fact that the Utility Assets are currently owned by NU Operating Companies is relevant because, although the investment by NU in NGC may be in excess of 50% of NU's consolidated retained earnings, the disposition by CL&P and WMECO of their respective generating assets will result in significant proceeds to each of WMECO and CL&P. As described above, a substantial portion of such proceeds (approximately $400 million) will be upstreamed to NU through the Returned Capital. In addition, NU and the NU Operating Companies expect that up to an additional $515 million will be available to be upstreamed from the NU Operating Companies to NU from proceeds of other generating assets sales and the issuance of the RRBs (the "Other Capital").

	26.	While neither the Returned Capital nor the Other Capital will, for accounting reasons, count as retained earnings of NU, they will nonetheless represent cash available to NU for investments. The net effect, therefore, will be the same as if retained earnings equal to the Returned Capital and the Other Capital had been dividended up to NU by its subsidiary companies.
To the extent that the Returned Capital and Other Capital function as the equivalent of retained earnings in this regard, NU seeks authority to add the Returned Capital and Other Capital to its consolidated retained earnings, solely for purposes of computing the 50% limit for purposes of Rule 53(a)(1). Aggregate investment would thus be measured against 50% of "ACREs," representing the sum of Returned Capital, Other Capital and consolidated retained earnings.

	27.	In the instant matter, on a pro forma basis, with the inclusion of the Returned Capital ($400 million), NU would have approximately $489.5 million available for its EWG and FUCO investments, that is, 50% of the sum of $579 million consolidated retained earnings and $400 million Returned
Capital. NU's obligations under the Assumption Agreement and the Equity Investment, when combined with its current FUCO investment, would amount to only 46.4% of NU's ACREs ($454 million divided by the sum of $579 million (consolidated retained earnings) plus $400 million (Returned Capital)) and only 35.8% of NU's 2000 ACREs ($454 million divided by the sum of $354 million (consolidated retained earnings) plus $400 million (Returned Capital) plus $515 million (Other Capital)).

	28.	For the reasons set forth above, NU believes that ACREs provides a more accurate measure of "system financial integrity" than would traditional consolidated retained earnings in the facts of this matter. In its release adopting Rule 53, the Commission explained its choice of the retained earnings standard:

    The Commission chose this standard as the one best suited to accomplish several key goals. The rules under section 32 are intended to protect system financial integrity and to protect utilities and their
	   ratepayers. A key factor in this regards is the ability of system companies to raise capital at a reasonable cost. Because the parent company is an important source of the capital invested in the utility operations of its subsidiaries, its ability to raise capital economically, especially equity, the most expensive type of capital, protects the core business and keeps consumer rates down.

Adoption of Rules, Forms, and Form Amendments Relating to Exempt Wholesale Generators and Foreign Utility Companies, Holding Co. Act Release No. 25886 (Sept. 23, 1993).

	29.	The proposed Transaction is one of a series of transactions that will have the effect of permitting WMECO and CL&P to reduce their capitalization to enable them to provide lower cost service to consumers. Accordingly, NU does not believe that it is contrary to the intent of Rule 53 or against public policy for the Commission to permit NU to use ACREs in computing the 50% limit for purposes of Rule 53(a)(1). In the alternative NU asks the Commission to grant it an exception from the 50% limit in respect of the instant Transaction.

          Increase in EWG Investment to an Amount which Exceeds 50% of CREs

30. 	Rule 53(c) states that, in connection with a proposal to issue and sell securities to finance an investment in an EWG, or to guarantee the securities of an EWG, a registered holding company that is unable to satisfy, among other provisions, the provision that such investments may not exceed 50% of CREs, must "affirmatively demonstrate" that such proposal:

(i) 	will not have a substantial adverse impact upon the financial integrity of the registered holding company system; and

(ii) will not have an adverse impact on any utility subsidiary of the registered holding company, or its customers, or on the ability of State commissions to protect such subsidiary or customers.

31.	The Commission has performed an analysis of the requirements of Rule
53(c) with respect to applications/declarations filed by a number of the registered holding companies. See The Southern Company ("Southern"), Holding Co. Act Release No. 26501 (April 1, 1996); Central and South West Corporation ("CSW"), Holding Co. Act Release No. 26653 (Jan. 24, 1997); GPU, Inc. ("GPU"), Holding Co. Act Release No. 26779 (Nov. 17, 1997); Cinergy, Inc. ("Cinergy"), Holding Co. Act Release No.26848 (March 23, 1998); American Electric Power Company, Inc. ("AEP"), Holding Co. Act Release No. 26864 (April 27, 1998); and New Century Energies, Inc. ("New Century"), Holding Co. Act Release No. 26982 (February 26, 1999) (collectively, the "100% Orders").

	32.	Unlike the 100% Orders, which were intended largely to facilitate foreign investment, the authority sought in this matter is related to an investment in one specific EWG, not EWGs generally, which was acquired pursuant to the state-ordered divestiture of two of NU Operating Companies' generating assets.

	33.	NU addresses the requirement of Rule 53(c)(i) as follows:

The aggregate investment in NGC is made up of two components: the Assumption Agreement ($13 million) and the Equity Investment ($435 million). An analysis of the proposed investment by NU, and the surrounding circumstances, demonstrates that the aggregate investment associated with the Transaction will not have a "substantial adverse impact" on the financial integrity of the NU System.

34.	As stated above, the electric industry in the states in which NU operates is undergoing significant restructuring. All three states in which the NU Operating Companies operate require that the NU Operating Companies divest themselves of their respective generating assets. The proceeds of these divestitures, along with the proceeds from the RRBs, will generate funds to the NU Operating Companies which will be used to reduce debt and preferred stock and reduce common capitalization by upstreaming funds to NU through the use of a combination of dividend payments and stock buybacks. NU believes that at this stage of restructuring , it is critical that NU have the flexibility to increase its aggregate investment in EWGs in order to create maximum shareholder value.

35.	Other factors which are relevant and should be considered include the following:

(a) As indicated above, the sale of the Utility Assets by CL&P and WMECO is mandated by Connecticut and Massachusetts law. NU believes that the ownership of such assets in today's rapidly deregulating industry, especially these assets which had been previously owned by NU Operating Companies, would be beneficial for the NU System, its shareholders and its consumers.

(b) NU anticipates making no further investment in NGC in connection with the transfer of the Utility Assets to NGC and the majority of the equity being invested in NGC by NU is equity that had previously been invested by NU in CL&P and WMECO. As indicated earlier, most of the funds used to make the equity investment in NGC will be obtained by NU through Returned Capital from CL&P and WMECO.

(c) The Utility Assets have been owned and operated by the NU system for many years and will continue to be maintained and operated by the same NU organization after the sale; thus, "country," construction and operating risks are non-factors here.

(d) The power generated by the Utility Assets will be competitively marketed in the Northeast region, where NU has long been a leading energy marketer, first through certain of the NU Operating Companies and in the future through Select, its competitive energy marketing affiliate.

(e) The Utility Assets consist mainly of the Northfield Mountain pumped storage facility, which NU considers the premier generating property in New England due to its unique operating characteristics and history of reliable service.

36. 	NU's low level of CREs is attributable to the years of losses incurred while the NU system was solving its problems at the Millstone Point Nuclear Power plants which required the temporary shutdown of 2 of the 3 nuclear plants and the permanent shutdown of the third plant and the settlement of its New Hampshire regulatory and political difficulties. Upon the divestiture of its nuclear plants, which is mandated by state legislation and expected to begin prior to 2004, and issuance of RRBs , NU will be a conventional mid-sized transmission and distribution electric company with a modest investment in competitive generation and a mid-sized retail gas company (assuming the proposed Yankee Energy System, Inc. acquisition is consummated (See Northeast Utilities, File No. 70-09535)) all located in the same service area it has occupied for many years. The resolution of the various operational and regulatory issues and the enhanced competitive position of NU in the Northeast after its restructuring are expected to have a positive effect on earnings and shareholder value. Set forth below are some relevant financial ratios referenced in the 100% Orders.

37.	Capitalization Ratios.  The following analysis will only consider the
EWG investment consisting of the Equity Investment ($435 million) and the Assumption Agreement ($13 million). The aggregate investments in EWGs and FUCOs (as defined in Rule 53(a)) of $448 million would still represent a relatively small commitment of NU capital for a company the size of NU, based on various financial ratios at June 30, 1999. For example, investments of this amount would be equal to only approximately 8% of NU's total consolidated capitalization ($5.5 billion), 7.3% of consolidated net utility plant ($6.1 billion), 4.4% of total consolidated assets ($10.3 billion), and 18.7% of the market value of NU's outstanding common stock ($2.4 billion) as of August 20, 1999. The following chart shows how these compare to the same percentages for Southern, CSW, GPU, Cinergy, and AEP, as reflected in each system's respective 100% Orders.

                          Investments in EWGs and FUCOs
                 (assuming equal to 100% of  consolidated retained earnings)
                                   as a percentage of:

Company    Consolidated    Consolidated    Total         Market Value of
           Capitalization  Net Utility     Consoli-      Outstanding Common
				       Plant      	    dated Assets    Stock

Southern   16.3%           15.4%           11.0%           20.4%
CSW        23.0%           23.0%           14.0%           31.0%
GPU        24.9%           34.2%           19.4%           49.8%
Cinergy    16.0%           16.0%           11.0%           19.0%
AEP        16.0%           13.8%           9.8%            18.5%
Average of
above      19.2%           20.5%           13.0%           27.7%

NU          8.%             7.3%            4.4%           18.7%

38.	This comparison verifies that an aggregate investment of $448 million by
NU would involve a relatively small commitment of capital for a company of
NU's size. Moreover, in every category, the NU percentage is lower than or substantially equal to the applicable percentage for the other registered
systems that have 100% Orders.   Furthermore, as indicated elsewhere in this
Application/Declaration, the majority of the equity investment which NU will be making in NGC will be funded by the sale of the Utility Assets by CL&P and WMECO. It will be, in essence, a redistribution of NU capital from the Operating Companies that had previously held the Utility Assets to the EWG which will in the future own and operate the Utility Assets.

39.	Rule 53(B) Factors.  With respect to the relevant financial benchmarks specifically contemplated by Rule 53(b), none is applicable: (1) there has been no bankruptcy of an NU associate company (Rule 53(b)(1)); (2) although NU's average CREs of the four most recent quarterly periods have decreased by more than 10% from the average for the preceding four quarterly periods (Rule 53(b)(2)), NU's aggregate investment in EWGs and FUCOs at June 30, 1999, did not exceed 2% of NU's consolidated capital invested in utility operations;
and (3) in the previous fiscal year, NU did not report operating losses attributable to its direct or indirect investments in EWGs and FUCOs that exceeded an amount equal to 5% of CREs (Rule 53(b)(3)).

40.	NU undertakes to notify the Commission by filing a post-effective amendment in this proceeding in the event that any of the circumstances described in Rule 53(b) arise during the authorization period.

41.	NU addresses the requirement of Rule 53(c)(ii) as follows:

NU's request in this Application/Declaration to raise NU's investment limits in EWGs and FUCOs to an amount in excess of 50% of its CREs will not have an "adverse impact" on any of NU's Operating Companies, their respective customers, or on the ability of the three State commissions having jurisdiction over the NU Operating Companies to protect such NU Operating Companies or such customers.

42.	The conclusion that the NU Operating Companies and their customers will not be adversely impacted by the increased level of investment by NU in EWGs and FUCOs is supported by (i) the insulation of the NU Operating Companies and their customers from potential direct adverse effects of investments in EWGs and FUCOs; (ii) analysis of the NU Operating Companies' financial integrity and (iii) the proven effectiveness of state commission oversight together with the affirmation by the state commissions of Connecticut, Massachusetts and New Hampshire that they have authority and jurisdiction, and will exercise such authority, to protect customers in their respective states from any adverse impact.

43.	Insulation from Risk.  All of NU's investments in EWGs and FUCOs are, and in the future will remain, segregated from the NU Operating Companies. Any losses that may be incurred by such EWGs and FUCOs would have no effect on the rates of any NU Operating Company. NU represents that it will not seek recovery through higher rates from the NU Operating Companies' utility customers in order to compensate NU for any possible losses that it or NGC may sustain on the investment in NGC or for any inadequate returns on such investments.

44.	Moreover, to the extent that there may be indirect impacts on the NU
Operating Companies from NU's EWG and FUCO investments through effects on NU's capital costs, the state commissions regulating the NU Operating Companies can set the cost of capital for electric utilities by comparison with selected groups of domestic utilities, which may exclude any utilities with adverse impacts due to EWGs and FUCOs. Therefore, the states have the authority and the mechanism to prevent any adverse effects on the cost of capital due to investments in EWGs and FUCOs from being passed on to customers.

45.	NU has complied and will continue to comply with the requirements of
Rule 53(a)(3) regarding the limitation on the use of NU Operating Company employees in connection with providing services to EWGs and FUCOs. The purchase by NGC of the Utility Assets is not anticipated to have any impact on utilization of NU Operating Company employees. As part of the acquisition, NGC committed to offer employment to certain employees of CL&P and WMECO. Accordingly, NGC will have sufficient employees to operate the Utility Assets, if required beyond the services to be provided by NGC. The NU Operating Companies have not and will not increase staffing levels to support the operations of EWGs and FUCOs. NU and NGC expect that certain operations services for EWGs and FUCOs will largely be performed by NGS and some by outside consultants engaged by NGC. It is expected that NUSCO will also be called upon to provide some services. Accordingly, NGC's need for the support of personnel provided by the NU Operating Companies is expected to be modest.

46.	Finally, NU has complied and will continue to comply with the other conditions of Rule 53(a) providing specific protections to customers of the NU Operating Companies and their state commissions, in particular, the requirements of Rule 53(a)(1) regarding the preparation and making available of books and records and financial reports regarding EWGs and FUCOs, and the requirements of Rule 53(a)(4) regarding filing of copies of applications and reports with other regulatory commissions.

47.	NU Operating Company Financial Integrity.  As indicated earlier in this
Application/Declaration, the reduced CREs of the NU system is mainly the result of its  problems and shut-down of its Millstone nuclear power units.
As the Commission is aware, all three nuclear units at Millstone ("Millstone 1", "Millstone 2" and "Millstone 3") were shut down in 1996. This created a substantial drain on the financial resources of the NU system as CL&P and
WMECO were forced to purchase power from third parties and incurred significant operations and maintenance costs for the Millstone units.  In
1998, NU determined that it would not be economical to restart Millstone 1 and instead chose to prepare for decommissioning the unit. Millstone 3 was returned to service in July 1998. Millstone 2 returned to service and was
restored to rate base in 1999.   The return of Millstone 2 and 3 is expected
to continue to enhance the NU Operating Companies' financial health.

48.	The improved financial health outlook of the NU Operating Companies is evidenced by the recent increase in ratings and positive outlook assigned by the credit ratings agencies. Standard &Poor's raised CL&P and WMECO's senior secured ratings from BB+ to BBB- in May 1999, and Moody's raised CL&P's and WMECO's senior secured ratings from Ba2 to Baa3 at the same time. Fitch IBCA also upgraded CL&P and WMECO's senior secured ratings and placed NU on "alert" for a possible upgrade.

49.	The NU Operating Companies' senior secured ratings as of June 30, 1999 are as follows:

                  S&P            Moody's            Fitch
CL&P              BBB-           Baa3               BB+
WMECO             BBB-           Baa3               BB+
PSNH              BBB-           Ba3                BB+
NAEC               BB-            B1                BB-

50.	NU Operating Companies' Capital Needs.  Additional investments in NGC will not have any negative impact on the NU Operating Companies' ability to fund operations and growth. Current projections indicate that the NU Operating Companies will continue to fund operations and construction expenditures primarily from internal sources of cash, credit facilities and securitization proceeds. Moreover, there is ongoing evidence that the NU Operating Companies can access capital markets as needed.

51.	Adequacy Of State Commission Oversight.  The three state commissions having jurisdiction over the NU Operating Companies, namely Connecticut, Massachusetts and New Hampshire (collectively, "State Commissions") are able to protect utility customers within their respective states. The State Commissions are actively encouraging competition in the industry and have promulgated regulations concerning competition. In addition, the State Commissions have approved the sale of the Utility Assets to third parties. The acquisition of the Utility Assets by NGC must be specifically approved by the State Commissions.

52.	Finally, as noted above, the State Commissions will have authority to make adjustments in the NU Operating Companies' cost of capital to take into account any negative effect from NU's and the NU Companies' investments in EWGs and FUCOs.

53.	For these reasons, the State Commissions will have adequate authority to protect NU Operating Company customers from any adverse effect associated with NU and NU Company investments in EWGs and FUCOs.

	54.	Accordingly, NU asks the Commission to grant it an exception to the requirements of Rule 53(a)(1) in connection with the proposed Transaction.

             The Service Agreement and the Power Brokering Agreement

55.	As described above, NGS will provide NGC, under the Service Agreement, with a variety of administrative, operation, management and support services. These services are expected to include, without limitation, services relating to information systems, meters, transportation, electric system maintenance, marketing and customer relations, engineering and construction services, materials management, facilities, power planning, environmental affairs and fuels. The Service Agreement allows these services to be provided at other than cost. Likewise, to the extent Select brokers, rather than markets, the power generated by the Utility Assets, such service will be provided pursuant to the Power Brokering Agreement. Such services will be provided at other than cost.

56.	Section 13(b) of the Act allows the Commission to exempt transactions, by rule, regulation or order, from the provisions of Section 13(b) and the rules promulgated thereunder if such transactions:

(a) are with any associate company which does not derive, directly or indirectly, any material part of its income from sources within the United States and which is not a public utility company operating within the United States, or

(b) involve special or unusual circumstances or are not in the ordinary course of business.

57.	The Applicants hereby request on behalf of NGS and Select an exemption under Section 13 of the Act and Rule 90(d)(1) thereunder from the at-cost requirements in connection with the provision of services by NGS and Select to NGC. Neither NGC, NGS or Select is (i) a public utility or holding company, (ii) an investment company or investment trust, (iii) a company engaged in the business of selling goods to associate companies or performing services or construction or (iv) a company controlling such a company. The Applicants believe that the Service Agreement and the Power Brokering Agreement are structured so as to comply with Section 13 of the Act and the Commission's rules and regulations thereunder. To the extent Commission approval is required, NGS hereby requests authorization and approval of the Service Agreement and Select hereby requests authorization and approval of the Power Brokering Agreement.

Item 4. REGULATORY APPROVALS

58.	No regulatory approvals, other than those of the Commission requested herein are required for the proposed activities for which Commission authorization is sought herein.

Item 5. PROCEDURE

59.	The Applicants hereby request that the Commission publish a notice under
Rule 23 with respect to the filing of this Application/Declaration as soon as practicable and that the Commission's order be issued as soon as possible. A form of notice suitable for publication in the Federal Register is attached hereto as Exhibit h.1. The Applicants respectfully request the Commission's approval, pursuant to this Application/Declaration, of all proposed transactions described herein, whether under the sections of the Act and Rules thereunder enumerated in Item 3 or otherwise. It is further requested that the Commission issue an order authorizing such proposed transactions at the earliest practicable date but in any event not later than November 1, 1999. Additionally, the Applicants (i) request that there not be any recommended decision by a hearing officer or by any responsible officer of the Commission, (ii) consent to the Office of Public Utility Regulation within the Division of Investment Management assisting in the preparation of the Commission's decision, and (iii) waive the 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective, since it is desired that the Commission's order, when issued, become effective immediately.

Item 6. EXHIBITS AND FINANCIAL STATEMENT

(a)	Exhibits

    b.1  Form of Service Agreement*
    b.2  Form of Power Brokering Agreement*
    b.3  Assumption Agreement
    d.1  Connecticut Department of Public Utility Control Order*
    d.2   Massachusetts Department of Telecommunications and Energy Order*
    d.3  New Hampshire Public Utility Commission*
    f.1   Legal Opinion
    g     Financial Data Schedule*
    h.1  Form of Notice

(b)  Financial Statements*


 *  To be filed by amendment

Item 7. Information as to Environmental Effects

	60.	The proposed transactions neither involve a "major federal action"
nor "significantly affect the quality of the human environment" as those terms are used in Section 102(2)(C) of the National Environmental Policy Act, 42 U.S.C. Sec. 4321 et seq. Consummation of the proposed transactions will not result in changes in the operations of NU or any of its respective subsidiaries that would have any impact on the environment. No federal agency is preparing an environmental impact statement with respect to this matter.


SIGNATURES

	Pursuant to the requirement of the Public Utility Holding Company Act of 1935, as amended, the undersigned companies have duly caused this statement to be signed on their behalf by the undersigned thereunto duly authorized.

Date: August 27, 1999

					NORTHEAST UTILITIES
					NORTHEAST GENERATION SERVICES COMPANY
					SELECT ENERGY, INC.

 				By:/s/ David R. McHale
					  Name:  David R. McHale
					  Title:    Vice President and Treasurer